                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910671106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 2 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,310,250
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,310,250
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,310,250
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 3 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,320,250 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,320,250 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,320,250 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)     Includes 10,000 shares of Common Stock underlying options granted to Mr.
        Lichtenstein that are exercisable within 60 days of the date hereof.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 4 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 5 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 6 of 15 Pages
-----------------------                                   ----------------------

            The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On August 19, 2002, Steel Partners II delivered a letter to the
Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Demand Letter"), requesting to inspect a complete list of the
Issuer's  stockholders and other corporate  records as permitted by the Issuer's
Bylaws and  applicable  state law. The purpose of the Demand Letter is to enable
Steel Partners II to communicate  with the Issuer's  stockholders  in connection with the election of directors at the annual meeting of  stockholders  scheduled to be held on October 4, 2002 (the "Annual  Meeting").  Accompanying  the Demand
Letter was a letter  from Steel  Partners  II to the Board of  Directors  of the
Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by  reference,  urging the Board,  among other  things,  to postpone  the Annual
Meeting in order to allow the Issuer to proceed  with its  previously  announced plan to work with  Wachovia  Securities  to  evaluate  alternatives  to  enhance stockholder  value,  including a possible sale of the Issuer prior to the Annual
Meeting.  As an alternative to postponing the Annual Meeting,  Steel Partners II stated in such  letter  that if UIC would agree to  nominate  and  recommend  an independent  director selected by Steel Partners II for election to the Issuer's
Board at the Annual  Meeting to replace one of the interested  directors,  Steel
Partners II would agree to withdraw the Demand Letter and not to solicit proxies in opposition to the nominees named by the Issuer.

                 On August 20, 2002, Steel Partners II filed a preliminary proxy statement  with the  Securities  and  Exchange  Commission  in order to  solicit proxies  for the  election  of  James  R.  Henderson  and  Glen M.  Kassan  (the
"Nominees"),  as set forth  therein,  to the Issuer's  Board of Directors at the
Annual  Meeting.  Upon  finalization of its proxy  materials,  Steel Partners II intends  to solicit  proxies  from the  stockholders  of the Issuer to elect the
Nominees at the Annual Meeting.

   Item 5(a) is hereby amended and restated to read as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 13,064,818  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding as of August 2,
2002,  as reported in the  Issuer's  Form 10-Q for the six months ended June 30,
2002.

                 As of the close of business on August 19, 2002,  Steel Partners
II   beneficially   owned  1,310,250   Shares  of  Common  Stock,   constituting
approximately  10.1% of the Shares outstanding.  Mr.  Lichtenstein  beneficially owned 1,320,250 Shares (which includes 10,000 Shares underlying  options granted to Mr.  Lichtenstein  that are  exercisable  within 60 days of the date hereof), representing approximately 10.1% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive  power with respect to the 1,310,250 Shares owned by
Steel Partners II by virtue of his

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 7 of 15 Pages
-----------------------                                   ----------------------

authority to vote and dispose of such Shares. All of such Shares (other than the
Shares  issuable  upon  exercise of the options)  were  acquired in  open-market transactions.

                 Currently, Messrs. Henderson and Kassan do not beneficially own any Shares of Common Stock.

   Item 5(c) is hereby amended to add the following:

                 (c) The  Reporting  Persons  did not buy or sell any  Shares of
Common Stock of the Issuer during the past 60 days.

   Item 7 is hereby amended to add the following exhibits:

            9.    Letter from Steel  Partners II, L.P. to the Board of Directors of United Industrial Corporation, dated August 19, 2002.

            10.   Letter  from Steel  Partners  II,  L.P.  to United  Industrial
                  Corporation, dated August 19, 2002.

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 8 of 15 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2002               STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein,
                                          Chief Executive Officer

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

                                      /s/ James R. Henderson
                                      ------------------------------------------
                                      JAMES R. HENDERSON

                                      /s/ Glen M. Kassan
                                      ------------------------------------------
                                      GLEN M. KASSAN

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 9 of 15 Pages
-----------------------                                   ----------------------

                                  Exhibit Index
                                  -------------

                            Exhibit                                        Page
                            -------                                        ----

1.      Joint Filing Agreement (previously filed).

2.      Joint Filing  Agreement  between Steel Partners II, L.P.,
        Warren  G.  Lichtenstein  and James R.  Henderson,  dated
        March 9, 2000 (previously filed).

3.      Director  Nomination  Letter from Steel Partners II, L.P.
        to United  Industrial  Corporation,  dated  March 9, 2000
        (previously filed).

4.      Agreement  by and among  United  Industrial  Corporation,
        Steel Partners II, L.P., Warren G. Lichtenstein and James
        R. Henderson, dated March 29, 2000 (previously filed).

5.      Agreement  by and among  United  Industrial  Corporation,
        Steel Partners II, L.P., Warren G. Lichtenstein and James
        R.  Henderson  dated  as of  March  7,  2001  (previously
        filed).

6.      Joint Filing  Agreement  by and among Steel  Partners II,
        L.P.,  Warren G.  Lichtenstein  and  James R.  Henderson,
        dated March 7, 2000 (previously filed).

7.      Joint Filing  Agreement  by and among Steel  Partners II,
        L.P., Warren G. Lichtenstein, James R. Henderson and Glen
        Kassan, dated April 2, 2002 (previously filed).

8.      Director  Nomination  Letter from Steel Partners II, L.P.
        to United Industrial  Corporation,  dated March 26, 2002,
        and Exhibits A-D thereto (previously filed).

9.      Letter  from  Steel  Partners  II,  L.P.  to the Board of          10-11
        Directors of United Industrial  Corporation, dated
        August 19, 2002.

10.     Letter from Steel Partners II, L.P. to United  Industrial          12-15
        Corporation, dated August 19, 2002.

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 10 of 15 Pages
-----------------------                                   ----------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                 August 19, 2002

VIA FACSIMILE AND MESSENGER SERVICE
-----------------------------------

Board of Directors
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022

Ladies and Gentlemen:

We are aware that United Industrial  Corporation ("UIC") has set October 4, 2002
as the  date  for  UIC's  next  annual  meeting  of  stockholders  (the  "Annual
Meeting"),  with a record  date of August  26,  2002.  In  connection  with such upcoming Annual Meeting,  enclosed please find a formal demand for UIC's list of stockholders,  as well as certain related and other documents.  As stated in the demand,  its  purpose  is  to  enable  Steel  Partners  II,  L.P.  ("Steel")  to communicate with UIC's stockholders in connection with the election of directors at UIC's upcoming Annual Meeting. Notwithstanding the foregoing, we believe that it would be advisable for UIC to postpone the Annual Meeting for a period not to exceed 90 days,  and we  reiterate  our  previous  offer to not object to such a postponement.  If the Annual  Meeting were to be so postponed we would  withdraw the enclosed stockholder list demand.

While we have our  differences  as to how UIC has pursued the sale  process,  we believe that a  postponement  of the Annual  Meeting  would allow UIC to proceed with its previously  announced plan to work with Wachovia Securities to evaluate alternatives  to enhance  stockholder  value,  including a possible  sale of UIC prior to the Annual  Meeting,  and increase the likelihood  that a sale or other similar transaction beneficial to UIC's stockholders could be agreed to prior to the Annual  Meeting.  We continue to believe that a sale of all or a substantial portion of UIC would lead to the maximization of value for UIC's stockholders.

We further  believe that UIC's Board of  Directors  should act to respond to the sweeping  legislation  being  enacted by Congress and rules being adopted by the
New  York  Stock  Exchange,   which  are  promoting  greater  accountability  to
stockholders.  Specifically,  UIC  should  take  actions  to cause  its Board of
Directors  to be composed of a majority  of clearly  independent  directors - we believe  that  Harold  Gelb,  Richard  Erkeneff  and  Susan  Fein  Zawel are not
independent.  In addition,  we recommend that UIC seek  stockholder  approval to remove the classified board feature to "de-stagger" the Board, promoting greater accountability  to UIC's  stockholders.  We also  believe  that the Board should pursue all avenues to enhance stockholder value and reduce unnecessary  expenses by, among other things, closing the New York office.

As an  alternative  to  postponing  the Annual  Meeting,  if UIC would  agree to nominate and recommend an independent director selected by Steel for election to
UIC's Board at the Annual  Meeting to replace one of the  interested  directors, then we would agree to withdraw the enclosed  stockholder list demand and to not solicit proxies in opposition to the nominees named by UIC.

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 11 of 15 Pages
-----------------------                                   ----------------------

We want to make it clear that our first priority is to work with UIC to maximize stockholder  value. We believe that this will be done through the prompt sale of all or substantially  all of UIC,  however,  we are also willing to work with an independent  Board,  all of whose  members are  committed  to this goal.  We are submitting the attached demand and preparing to commence a proxy fight only as a last resort as a result of UIC's  unwillingness to adjourn the scheduling of the
Annual  Meeting  for  a  limited  period  of  time.  Given  Steel's  significant investment  in UIC,  we simply  cannot  afford  to be  passive  at the  upcoming election  unless we reach a  compromise  that would  create a truly  independent
Board  committed  to  maximizing  stockholder  value  while  at  the  same  time aggressively pursuing the sale process.

In  the  event  UIC  does  not  choose  to  postpone  the  Annual  Meeting,   or
alternatively  to nominate a person  selected by Steel to UIC's  Board,  then we expect  that the  enclosed  demand  will be  complied  with in  accordance  with
Delaware law.

                                Very truly yours,

                                /s/ Warren G. Lichtenstein
                                --------------------------
                                Warren G. Lichtenstein

cc:  Ted Waksman

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 12 of 15 Pages
-----------------------                                   ----------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                 August 19, 2002

VIA FACSIMILE AND MESSENGER SERVICE
-----------------------------------

United Industrial Corporation
570 Lexington Avenue
New York, New York 10022
Attn: Corporate Secretary

Dear Sir or Madam:

            Steel Partners II, L.P. (the  "Shareholder") is the holder of record of at least 1,000 shares of common stock,  $1.00 par value (the "Common Stock"), of United Industrial  Corporation,  a Delaware corporation (the "Company"),  and the beneficial  holder of 1,310,250  shares of Common Stock,  as of the close of business on August 16, 2002.

            The Shareholder hereby demands the right, pursuant to Section 220 of the Delaware General  Corporation  Law, during the usual hours for business,  to inspect the following records and documents of the Company and to make copies or extracts therefrom:

            (a) A complete  record or list of the  holders of the Common  Stock, certified by its transfer agent(s) and/or registrar(s),  showing the name, address and number of shares  registered  in the name of each such holder, as of the date of this letter (the "Date");

            (b) A magnetic computer tape list of the holders of the Common Stock as of the Date,  showing the name, address and number of shares registered in the name of each  such  holder;  such  computer  processing  data as is necessary for Shareholder to make use of such magnetic  computer tape; and
      a hard copy  printout  of such  magnetic  computer  tape for  verification purposes;

            (c) A stop list or stop lists  relating to shares of Common Stock of the Company and any additions or deletions thereto;

            (d) Daily  transfer  sheets and updated  lists of the holders of the
      Common Stock  showing  changes in the list of the  Company's  shareholders referred to above from the Date until August 26, 2002 (the "Record Date"), the record date  established for the annual meeting of shareholders of the
      Company  scheduled to be held on October 4, 2002,  or any other meeting of shareholders held in lieu thereof,  and any  adjournments,  postponements, reschedulings or continuations thereof (the "Annual Meeting");

            (e)  All  information  in  the  Company's  or its  transfer  agent's possession,  or which can  reasonably  be  obtained  from  nominees of any
      central  certificate  depository  systems  or  their  nominees,   brokers,
      dealers,  banks,  respondent banks,  clearing agencies,  voting trusts and their  nominees or other  nominees,  concerning the number and identity of the actual  beneficial  owners of the Common  Stock as of the Date and the

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 13 of 15 Pages
-----------------------                                   ----------------------

      Record Date,  including an  alphabetical  breakdown of any holdings in the respective  names of Cede & Co and DLJ and other similar  depositories  or nominees as well as any material  request list provided by Automatic  Data
      Processing-Investor Communications Services and any omnibus proxies issued by such entities;

            (f) All information in or which comes into the Company's  possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting  trustees  relating  to the names of the  non-objecting beneficial  owners of the  Common  Stock in the  format of a  printout  in descending  order  balance (such  information  with respect to brokers and dealers  is  readily  available  to the  Company  under  Rule 14b-1 of the
      Securities Exchange Act of 1934, as amended (the "Exchange Act"), from ADP
      Proxy Services);

            (g) All "respondent  bank" lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

            (h) A list of  shareholders  of the Company who are  participants in any Company  employee  stock  ownership,  stock  purchase,  stock  option,
      retirement,   restricted  stock,  incentive,   profit  sharing,   dividend
      reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly,  individually or collectively, by such plan's participants, showing (i) the name and address of each such participant,  (ii) the number of shares of Common  Stock  attributable  to each such  participant in any such plan, and (iii) the method by which the
      Shareholder or its agents may communicate with each such participant;

            (i) A correct and complete copy of the bylaws of the Company and any and all  changes of any sort to the bylaws of the Company  hereafter  made through the date of the Annual Meeting, including, without limitation, any amendment  to existing  bylaws,  any  adoptions of new bylaws or deletions from existing bylaws; and

            (j)  The  undersigned  demands  that  modifications,   additions  or
      deletions to any and all information referred to in paragraphs (a) through
      (i) above from the date of any  information,  to and  including the Record
      Date,  be  immediately   furnished  to  the  designated  parties  as  such
      modifications,  additions or deletions  become available to the Company or its agents or representatives.

            Shareholder  will bear the reasonable  costs incurred by the Company including those of its transfer  agent(s) or registrar(s) in connection with the production of the information demanded.

            The purpose of this demand is to enable  Shareholder  to communicate with the Company's  shareholders in connection with the election of directors at the Annual Meeting.

            Shareholder  hereby  designates and authorizes  MacKenzie  Partners,
Inc.  and  any  other  persons  designated  by  them,  acting  singly  or in any combination,  to conduct the  inspection  and copying  herein  requested.  It is requested  that  the  information  identified  above  be made  available  to the designated parties on the sixth business day after receipt of this demand.

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 14 of 15 Pages
-----------------------                                   ----------------------

            Please immediately advise Steven Wolosky,  Esq. or Adam W. Finerman,
Esq. of Olshan Grundman Frome Rosenzweig & Wolosky LLP at (212) 753-7200, as
to when and where the items demanded above will be available.

                                  Very truly yours,

                                  STEEL PARTNERS II, L.P.

                                  By:  Steel Partners, L.L.C.
                                       its General Partner

                                  By: /s/ Warren G. Lichtenstein
                                      ----------------------------
                                      Warren G. Lichtenstein
                                      Chief Executive Officer

-----------------------                                   ----------------------
CUSIP No. 910671106                     13D                 Page 15 of 15 Pages
-----------------------                                   ----------------------

State of New York       )
                        )  ss:
County of New York      )

            WARREN  G.  LICHTENSTEIN,   being  sworn,  states:  I  executed  the
foregoing  letter,  and the information  and facts stated therein  regarding the share  ownership  of Steel  Partners II, L.P. and the purpose of this demand for inspection are true and correct.

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein

Subscribed and sworn to before me
this 19th day of August, 2002.

/s/ Nicole Beit
---------------
Notary Public

My commission expires:_____________________